FILED BY MERRILL LYNCH & CO., INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14A-12
OF THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: NEW BLACKROCK, INC.
COMMISSION FILE NO. 333-134916
MLIM Memorandum
Change of Fund Manager: MLIIF Reserve Funds and MLFM Cash Fund
Preparatory to the planned merger with BlackRock (due to close at the end of the third quarter 2006), which will result in a formal separation between MLIM and the Merrill Lynch Private Investors (PI) business, we have decided to bring the management of the MLIIF Reserve and the MLFM Cash Funds, currently managed by PI, in house. Therefore, with effect from Monday 7 August, these funds will be managed as follows:
MLIIF Euro Reserve Fund by Stephan Bassas (in London);
MLIIF Sterling Reserve Fund and MLFM Cash Fund by Stuart Niman (in London);
MLIIF US Dollar Reserve Fund by Dave Chesney (in Princeton).
There will be no change to the investment objectives of these funds. The MLIIF Reserve Funds will continue to be invested in fixed income transferable securities and money market instruments with an average maturity of no more than one year (relative to a benchmark of the 3 month Euribid interest rate in the relevant currency). The MLFM Cash Fund will continue to consist of a portfolio of cash and cash deposits (managed relative to the UK Savings £2,500+ interest rate (net)).
The new Fund Managers all have considerable experience in the management of similar investment mandates. Biographies follow:
NIMAN, STUART
DIRECTOR
Biography:
Current Position
Stuart is a senior member of the UK Fixed Income Team at MLIM, and is responsible for the management of all of the UK team’s cash and short-maturity UK Fixed Income portfolios for both institutional and retail clients.
Experience
Stuart’s investment experience began in October 1984, where he held senior investment positions for a major UK mortgage bank. He joined Merrill Lynch Investment Managers in 2002, joining the UK bond team to manage all of the cash and short duration portfolios, and contribute to the management of full maturity portfolios.
Education
Trinity College, Cambridge; Mathematics

BASSAS, STEPHAN
DIRECTOR
Biography:
Current Position
Stephan is a member of the MLIM European Fixed Income Team. He is responsible for the European (excluding UK) credit component of the European team’s portfolios, all of the euro denominated short maturity and contributes to the management of the absolute return portfolios, for both institutional and retail clients. He has managed the MLIIF Corporate Bond Fund (euro) since inception in May 2003.
Prior Experience
Stephan’s investment experience began in October 1994 when he worked in the asset management industry in Luxembourg, and transferred to London in 1996 to manage short duration and credit portfolio’s for a major French financial institution. Stephan joined Merrill Lynch Investment Managers as a Portfolio Manager in November 2000 to manage short-duration and total return portfolios.
Education
University of Lyon, France, and London Business School
CHESNEY, DAVID
DIRECTOR
Current Position
David is a Fund Manager responsible for the management of US dollar institutional fixed income accounts in the 1-7 year maturity area. His primary emphasis is on all the investment grade sectors including U.S. Treasuries & Agencies, Corporate Debt, Asset-Backed Securities and Mortgage-Backed Securities.
Prior Experience
David has managed the leveraged portion of two New York Stock Exchange traded closed-end bond funds [Income Opportunities Funds Series 1999 & 2000.] He has also managed a general-purpose 2a7 mandated retail money market fund [Merrill Lynch Domestic Money Market Fund]. David has served as an assistant Fund Manager and securities analyst for the “Merrill Lynch Convertible Fund” responsible for the bond arbitrage portion of the portfolio. Prior to 1994 when he joined the Firm, David served as a mortgage-backed securities specialist and assistant CMO trader for the Debt Markets Group in New York.

Education
St. Peter’s College; BS Economics
NASD Series 7 and 63 designations
Graham Bamping
4 August 2006

Disclosure
In connection with the proposed transaction, a registration statement of New BlackRock Inc. (“New BlackRock”) which includes a preliminary proxy statement of New BlackRock and other materials has been filed with the Securities and Exchange Commission (the “SEC”) and is publicly available. Investors are urged to read the registration statement and other materials when they are available because they contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about BlackRock and Merrill Lynch & Co., Inc. (“Merrill Lynch”), at the SEC’s Internet site (http://www.sec.gov).
Merrill Lynch, BlackRock and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from BlackRock stockholders in respect of the proposed transaction. Information regarding Merrill Lynch’s directors and executive officers is available in its proxy statement for its 2006 annual meeting of stockholders, dated March 10, 2006, and information regarding BlackRock’s directors and executive officers is available in its proxy statement for its 2006 annual meeting of stockholders, dated April 28, 2006. Additional information regarding the interests of such potential participants will be included in the registration statement and the other relevant documents filed with the SEC when they become available.
Cautionary Language Concerning Forward-Looking Statements
Information contained in this document may contain forward-looking statements, including, for example, statements about management expectations, strategic objectives, growth opportunities, business prospects and regulatory proceedings, transaction synergies, and other similar matters. These forward-looking statements are not statements of historical facts and represent only Merrill Lynch’s beliefs regarding future performance, which is inherently uncertain. There are a variety of factors, many of which are beyond Merrill Lynch’s control, which affect the operations, performance, business strategy and results and could cause actual results and experience to differ materially from the expectations and objectives expressed in any forward-looking statements. Investors are cautioned not to place undue reliance on forward-looking statements, which speak only to the date on which they are made, and may be impacted by a variety of factors that are beyond Merrill Lynch’s and BlackRock’s control. Merrill Lynch and BlackRock do not undertake to update these statements to reflect the impact of circumstances or events that arise after the date on which they were made. Investors should consult Merrill Lynch’s and BlackRock’s reports filed with the SEC for any additional information.